<B>UNITED STATES SECURITIES AND EXCHANGE COMMISSION<b>
                                    <B>Washington, D.C. 20549<b>
        <B>ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP<b>

 _ Check box if no longer subject to Section 16. Form 4 of Form 5 obligations may continue. See instruction 1(b).
_  Form 3 Holdings Reported
_  Form 4 Transactions Reported

Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person*
              Orea                    Ricardo               Gudino
              (Last)                  (First)                  (Middle)

              4635 Southwest Frwy, Ste 800
                          (Street)
              Houston               Texas                  77027
              (City)                   (State)                 (Zip)

2.  Issuer Name and Ticker or Trading Symbol
              (TSCP) Telscape International, Inc.

3.  IRS or Social Security Number of Reporting Person (Voluntary)


4.  Statement for Month/Year
               December 1996

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
                (Check all applicable)
     X   Director                           X  10% Owner
    ---                                         ----
          Officer (give title below)        Other (specify below)
    ---                                         ----

          ------------------------

7.  Individual or Joint/Group Reporting
            (check aaplicable line)
      X    Form Filed by One Reporting Person
     ----
             Form Filed by More than One Reporting Person
     -----


Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

   1. Title of Security      2. Transaction Date       3. Transaction Code
       (Instr. 3)                         (Month/Day/Year)        (Instr. 8)


    4. Securities Acquired (A) or Disposed of (D)
        (Instr. 3, 4 and 5)
        Amount               (A) or (D)                Price



   5. Amount if Securities            6.  Ownership Form:    7.  Nature of
       Beneficially Owned at               Direct (D) or          Indirect
       end of Issuer's Fiscal Year        Indirect (I)          Beneficial
                                                               Ownership
    (Instr. 3 and 4)                    (Instr.4)               (Instr. 4)





*If the form is filed by more than one reporting person, see instruction
 4(b)(v).
                                                                (Over)

<B> FORM 5 (continued)<b>

   Table II-Derivative Securities Acquired, Disposed of , or Beneficially
   Owned
             (e.g., puts, calls, warrants, options, convertible securities)

   1. Title of Derivative Security               2. Conversion of Exercise
        (Instr. 3)                             Price of Derivative Security
Stock Option/                                             1.35
   1996 Plan
Stock Option/                                             4.875
    1996 Plan

   3. Transaction Date                               4. Transaction Code
      (Month/Day/Year)                                       (Instr. 8)
5/17/96  *                                                       A

10/2/96                                                            A


   5. Number of Derivative Securities             6. Date Exercisable and
       Acquired (A) or Disposed of (D)                     Expiration Date
        (Instr. 3, 4 and 5)                               (Month/Day/Year)

   (A)            (D)                         Date              Expiration
                                                  Exercisable    Date
    25000                                             (1)               (2)

    75000                                             (3)               (4)


   7. Title and Amount of Underlying Securities
        (Instr. 3 and 4)
        Title                               Amount or Number of Shares
Common Stock                    25000

Common Stock                    75000


   8.  Price of Derivative             9. Number of Derivative
        Security                                 Securities Beneficially
                                                      Owned at End of Year
      (Instr. 5)                                    (Instr. 4)


                                                         341208


                                                         447958

   10. Ownership of Derivative            11. Nature of Indirect
         Security: Direct (D)                            Ownership
         or Indirect (I)
         (Instr. 4)                                             (Instr. 4)
             D

             D

             I





Explanation of Responses: * The options were originally granted pursuant to the 1995 Telereunion Stock Option Plan but were converted into the 1996 Telscape Stock Option Plan upon the consummation of the mergerof Telereunion into Telscape International on May 17, 1996.

See attached.


/S/ Ricardo Gudino Orea                    2/13/97
--------------------------------               -----------
** Signature of Reporting Person       Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed.
           If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                           Page 2
                                                           SEC 2270 (7-96)

<B>Form 5 Annual Statement of Changes in Beneficial Ownership-Ricardo Orea<b>

(1)  These options are exercisable in their entirety on November 14, 1996.
(2)  September 2005.
(3)  These options are exercisable in their entirety on November 14, 1996.
(4)  October 2, 2006.